Exhibit 99.7

MAXAR TECHNOLOGIES LTD.
(the “Company”)

CERTIFICATE OF OFFICER

TO:                         The Canadian Securities Regulatory Authorities in each of the Provinces of Canada

RE:                          Abridging Time Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

The undersigned, Michelle Kley, the duly appointed Senior Vice President, General Counsel and Secretary of the Company, hereby certifies for and on behalf of the Company and not in her personal capacity and without personal liability, intending that the same may be relied upon by you without further inquiry, that the Company is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.1(b), 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)        the Company has arranged to have proxy-related materials for the special meeting of securityholders of the Company scheduled to be held on November 16, 2018 sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)        the Company has arranged to have carried out all the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)        the Company is relying upon section 2.20 of NI 54-101.

DATED as of October 16, 2018

By:	(Signed) Michelle Kley
Name: Michelle Kley
Title: Senior Vice President, General Counsel and Secretary